East West Markets, LLC

Statement of Financial Condition

December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67858

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   01/01/2021   AND ENDING   12/31/2021
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EAST WEST MARKETS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
         ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 SPRING VALLEY ROAD, SUITE 825 W

DALLAS	TX	75244
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BENJAMIN BENATTAR	212-298-3833	Benjamin.benattar@ewmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WEAVER AND TIDWELL, LLP
(Name – if individual, state last, first, middle name)

2300 NORTH FIELD STREET, STE 1000	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

10/14/2003	410
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin Benattar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of East West Markets, LLC, as of December, 2021,is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CONNIE Y. LEE
Notary Public, State of New York
Registration No. 01LE6229399
Qualified in New York County
Commission Expires December 10 2022

Signature:



Title:

CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

East West Markets, LLC
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Member of
East West Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of East West Markets, LLC (the Company) as of December 31, 2021, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of East West Markets, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to East West Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2019.

Dallas, Texas
February 18, 2022

East West Markets, LLC
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$ 4,076,130
Accounts receivable	468,000
Deposits with clearing organization	200,000
Other assets	12,401
Total Assets	**$ 4,756,531**

Liabilities and Member's Equity

Liabilities

Due to affiliates	$ 266,307
Accounts payable and accrued expenses	45,444
Total Liabilities	311,751
Member's Equity	4,444,780
Total Liabilities and Member's Equity	**$ 4,756,531**

East West Markets, LLC
Notes to the Financial Statement
December 31, 2021

1. **Nature of the Business**

    East West Markets, LLC (the "Company") is a wholly-owned subsidiary of East West Bancorp, Inc. (the "Parent"). The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities.

    The Company's FINRA Membership Agreement was updated in September 2021 to allow the Company to act on a riskless principal basis in securities transactions that are cleared through a non-affiliated broker dealer on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. **Summary of Significant Accounting Policies**

    Basis of accounting
    The Company is engaged as a securities broker-dealer dealing in financial advisory services, institutional securities private placements, and merger, acquisitions and divestiture transactions.

    The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Limited Liability
    Under the provisions of the Company agreement, no member shall be liable for the debts, liabilities or obligations of the Company beyond such member's respective capital contribution.

    Cash
    For purposes of the statement of cash flows, cash includes demand deposits held with a financial institution.

    Uses of Estimates
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allocation of operating expenses from the parent company is a significant estimate. Actual results could differ from those estimates.

    Other Assets
    Other assets include prepaid expenses of $12,401 which represent fees paid in advance to regulatory bodies or service providers, most of which relates to FINRA membership renewal, fidelity bond renewal and fees to vendors for compliance software and services.

    Accounts Receivable
    The Company's accounts receivable at January 1, 2021 was $0 and $468,000 at December 31, 2021 from two customers.

2.   Summary of Significant Accounting Policies (continued)

Credit Losses
The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the guidance, the Company has the ability to determine there are no expected credit losses in certain circumstances.

An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company had no allowance for credit losses for trade receivables at January 1, 2021, or at December 31, 2021.

Income Taxes
The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

At December 31, 2021, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2017.

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes. The Company has elected not to allocate a portion of the consolidated amount of current and deferred tax expense from the Parent to the Company.

3.   Deposits with Clearing Organization

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Deposits with clearing organization include a cash deposit of $200,000. The availability of these funds to the Company is governed by the agreements with the clearing organization and may vary depending on agreement requirements. In the event of the clearing broker's insolvency, recovery of assets may be limited.

4. **Related Party Transactions**

Pursuant to an expense sharing agreement (the "ESA"), the Company receives shared services from East West Bank (the "affiliate"). The Company shares office facilities, employees, and personnel costs with its affiliate. The Company and its affiliate also share other expenses. The affiliate allocates costs to the Company that are clearly applicable to the operations of the Company. A reasonable allocation method is used to allocate common expenses, based on the square footage space utilized, work percentage performed, headcount, or those costs not clearly applicable to any one legal entity.

As of December 31, 2021 the Company had an outstanding balance of $218,566, which is included as due to affiliates in the statement of financial condition. In addition to that, due to affiliates includes monies payable to the Parent in the amount of $47,741 for expenses paid on behalf of the Company.

The Company has a revolving note and cash subordination agreement with the parent, East West Bancorp, Inc. In accordance with the agreement, the Company may advance sums of money on a revolving basis until March 15, 2022 and up to a maximum commitment amount of $30,000,000. The Company is obligated to repay the aggregate unpaid principal amount of all advances on or before March 15, 2023. No advance shall be considered equity (for purposes of Appendix D of Rule 15c3-1 under the Act) despite the length of the initial term of any advance. At December 31, 2021, no amounts have been drawn under the credit agreement, and the credit available at that date was $30,000,000.

5. **Risks and Uncertainties**

Credit Risk
As of December 31, 2021, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Company insurance limits amounted to $3,826,130. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

COVID-19
The COVID-19 pandemic continues to disrupt economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2021, net capital of $3,964,379, exceeded the required net capital minimum of $100,000 by $3,864,379. Aggregate indebtedness at December 31, 2021 totaled $311,751. The ratio of aggregate indebtedness to net capital was 0.08 to 1.

7.   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) for the period January 1, 2021 to September 26, 2021 and sub-paragraph (k)(2)(ii) for the period September 27, 2021 through December 31, 2021.

8.   Subsequent Events

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and February 18, 2022, the date that the financial statements were issued or available to be issued.